Egan-Jones Ratings Company ("EJR")

Form NRSRO Exhibit #7

EJR Annual Certification

Policies and Procedures Address and Manage Conflicts of Interest

I. Non-Subscriber Ratings

A non-subscriber rating, such as a private rating, is prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, is limited in accordance with the terms of the arrangement with the issuer or third party. Non-subscriber ratings are not disseminated to the public.

Non-subscriber ratings may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer or an interested third party. The level of analysis performed on a specific issuer or security would be the same for both public and private ratings.

Non-subscriber ratings may be used for a variety of reasons including, but not limited to: an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as an independent rating opinion; an independent rating opinion requested by an investor, regulator, government, or other interested third party; analyzing transaction party and/or counterparty credit exposure for Structured Finance ratings.

The sharing of all knowledge, information and records regarding a non-subscriber rating is limited in accordance with the terms of the arrangement with the issuer or third party who requested the rating and in adherence to EJR's policies and procedures. EJR monitors non-subscriber ratings through regular and timely review and disseminates the results only as previously arranged.

All non-subscriber ratings are developed in accordance with current rating methodologies, policies and procedures.

II. Solicited Ratings from Subscribers

Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the Ratings Group. The firm has established policies and procedures to protect the integrity of the rating process and to reasonably prevent influence by the subscribers with such interest in the firm's rating process. The Firm takes certain steps to prevent gaining knowledge of the subscriber's reason for using its rating service. Generally, the subscriber clients are advised to communicate with the Firm's marketing team regarding their rating service needs. The firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the firm.

Additionally, EJR publishes its reports to all subscribers simultaneously and does not provide research reports to anyone outside the Ratings Group until the report is published. No parties, including premium subscribers, shall in any way be provided with advance information on pending rating actions.

All enabled subscribers have access to the report upon publication. No non-analyst personnel have access to the reports prior to their publication without approval from the Compliance Department.

Upon completion of the analyst's work with the interactive model, a macro is enabled that immediately generates the rating report, publishes it to the website and notifies subscribers of the availability of the publication. The private ratings are not published to the website unless requested by client.

Subscribers may occasionally request ratings or updates on ratings reports already covered by the firm. The firm retains information related to whether ratings are solicited by subscribers, initiated by the Ratings Group or driven by other factors. In order to manage one of the conflicts related to the solicited ratings by subscribers, the firm does not inform the Ratings Group of the identity of the requestor if possible.

III.   Separation between Ratings and Marketing

EJR's Ratings Group is separated from Marketing and isolated from fee information. In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the fee information to other analyst) and the Compliance Department immediately, and shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department. In the event that the sales/marketing person is exposed to the rating information before the rating is finalized, the person shall promptly report to the Compliance Department for guidance. The Compliance shall review the cause of the event and provide the prevention if possible.

IV.   Separation between Ratings and Proxy

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date and archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel are not involved in the generation of EJR rating reports and EJR personnel are not involved in the generation of EJP reports.

EJP and EJR personnel separate from each other's social media websites and activities. For example, no tweets or re-tweets from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to the social media websites shall be approved by the Compliance Department. The Compliance Department shall oversee the social media activities on these websites.

EJR's policies and procedures restricts the rating analysts from initiating meetings with current and prospective proxy clients, detailed information regarding current and potential client sales efforts.

V. Restrictions on Personal Securities Ownership

EJR's personal securities policy is designed to address potential conflicts of interest in cases where EJR's Associated Persons have ownership positions in issuers the firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). More information please visit the Exhibit #5 Code of Conduct.

VI. Outside Business Activities

Outside business activities are defined as any activity involving a business enterprise or involving an entity which might be rated by the firm. Excluded from this definition are civic, religious, academic, non-profit, and other similar enterprises.

EJR requires the Board members and the Associated Persons to disclose their outside business activities periodically. Rating analysts specifically are not permitted to have outside business activities which conflict with the issuance of rating.

VII. Look-Back Review

Look-Back Review must be conducted in those cases where EJR knows or reasonably can be expected to know that: (1) a former EJR Associated Person has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR Associated Person participated in any capacity in determining such credit rating during the 12 month period preceding the date an action was taken with respect to the credit rating (24 months if the former EJR Associated Person worked in a European Union (EU) office) prior to departing EJR's employ.

For a five year period after such former EJR Associated Person departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment and report such information to the U.S. Securities and Exchange Commission under certain circumstances, as described in EJR's Post-Employment Procedures; and former EJR Associated Persons in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR Associated Person participated in the credit rating process for at least six months after the last credit rating in which the former EJR Associated Person participated.

The Firm conducts a best-efforts review of subsequent employment for a 5-year period after leaving the Firm to reasonably detect if such former Associated Person gains employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which the Firm covers. The Firm will perform such review to meet the regulatory requirements which are indicated in SEC Rule Section 15E (h), 17g-8(c) and 17g-7(a)(1)(ii)(J)(3).